Exhibit 99.2

Announcing a customer co-investment program aimed at accelerating innovation

Veldhoven, the Netherlands, July 9, 2012

Safe Harbor

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about development of EUV and 450mm technologies and timing for introduction of new systems and benefits of 450mm and EUV technology, whether an equity investment and R&D funding commitments by Intel and other customers in ASML will occur and the terms and conditions of any such investments and funding commitments, purchases of 450mm and EUV tools by Intel and other customers and statements regarding our share repurchase program . These forward looking statements are subject to risks and uncertainties including, but not limited to: shareholder approval of the Second Issuance and the synthetic buyback at the EGM, receipt of regulatory approvals, participation by other customers in the program, whether the 450mm and EUV research and development programs will be successful, ASML's ability to hire additional workers as part of the 450mm and EUV programs described in this release, economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand products and pricing, the impact of manufacturing efficiencies and capacity constraints, the continuing success of technology advances and the related pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates, available cash, distributable reserves for dividend payments and share repurchases, and other risks indicated in the risk factors included -Fin and other ASML’s filings with the US Securities and Exchange Commission.

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Agenda

•Customer co-investment program •Technology roadmap acceleration

•Enhanced long term opportunity for ASML, customers and employees

•Synthetic share buy back program

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Customer co-investment program

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Customer co-investment program

• Acceleration of development of next generation technology

• Accelerate ASML’sdevelopment of EUV technology beyond the current generation

• Brings forward the development of 450mm wafer technology

• ASML customer co-investment strategy through minority equity investments in ASML

• Additionally commitments to future programs

• Risk sharing among customers and suppliers now a necessity given increasing complexity in technology and financial hurdles to innovation

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For the greater good

Scaling and manufacturing efficiency

Microprocessor transistor counts

Shrink roadmap

Silicon demand by wafer size

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Customer co-investment program

Program details

• Enable investments in ASML by its largest customers

• Commit to funding € 1.38 billion of R&D activities for the next 5 years

• Approx. € 0.9 billion in EUV and approx. € 0.5 billion in 450mm

• Issue of up to an aggregate 25% minority equity stake to participating customers ( value € 4.19 billion)

• Return entire cash proceeds from share issuance ( € 4.19 billion) to current shareholders* through a synthetic share buy-back

*	i.e. excluding participating customers

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Customer co-investment program

Intel first customer to participate

•Intel makes commitment R&D to spending for future programs, together with equity investments in ASML

• Intel commits to funding € 829 million of R&D activities for the next 5 years

• Approx. € 0.3 billion in EUV and approx. € 0.5 billion in 450mm

• Initial issuance of new share capital of 9.99% to Intel

• ASML proposes to issue additional 5% post shareholder approval at the EGM

• Cash proceeds from share issuance (approx. € 2.5bn) returned to current shareholders (i.e. excluding Intel) through a synthetic share buy-back

•Committed to advance purchase orders for 450mm and EUV tools

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Shareholder benefits

•Co-investment program shares development risk with customers

•Accelerates future development program—EUV and 450mm tools

•Improves visibility on revenues, margins and earnings

•No share dilution on a net basis through a synthetic share buy back consisting of

•Cash payment per share •Reverse stock split

•Trading liquidity and voting rights of customer shareholders are restricted

•Customer shareholder shares will be deposited in a Trust

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Customer benefits

•Reduces risks associated with technology roadmaps and times to market •Ensures closer collaboration with ASML

•Accelerated availability of both EUV and 450mm technology •Industry timelines on 450mm introduction now well aligned •Results of these development programs will be available to every semiconductor manufacturer with no restrictions

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ASML—Efficient program and capital management

•Significant long-term contribution to R&D funding

•Pursue aggressive execution of both EUV and 450mm programs simultaneously •Participation by other customers would enhance benefits by further reducing development risk and uncertainty •Acceleration of customer and supplier roadmaps and timelines •Funding from customers not essential as a cash resource to ASML but rather as a means to share both risk and reward

•Through simultaneous development of two major advances in semiconductor manufacturing

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Technology roadmap acceleration

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EUV and 450mm tool development rationale

•Both essential in ensuring the •EUV technology provides a shrink capability down to 7nm resolution and beyond •450mm tools improves the economic benefit of future shrinks

•Using 450mm wafers, factories double the wafer capacity at a reduced cost per chip

•Requires new platform for all non-EUV machines: ArF immersion, ArF dry and non critical tools

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ASML enhanced development roadmap

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Enhanced long term opportunity for ASML, customers and employees

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ASML long term opportunity

•Drive incremental revenue growth

•Transition of wafer size results in additional equipment capex as 300mm business continues and 450mm fabs are introduced

•Strength of customer partnerships leading technology •Future generation EUV production tools will capture more critical layers sooner, replacing multiple patterning immersion

•R&D increases are expected to be funded by program co-funding and incremental revenues •Operating profit has significant upside potential •Next generation lithography tools will benefit the whole electronics industry

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Synthetic share buy back program

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Synthetic Share Buyback

• ASML plans to issue shares to Intel and potentially other customers

• ASML plans to return the cash it receives for these shares to the current shareholders by means of a synthetic share buyback

• A synthetic share buyback is a tax-efficient way of returning capital and involves a cash payment and a reverse stock split

• Once executed, we will have reduced the number of outstanding shares back to the level before the additional shares were issued, and will have compensated current shareholders in cash

• This synthetic share buyback will be executed once and is subject to shareholder approval

• Current share buy back program is on hold until the synthetic share buyback has been completed

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Synthetic Share Buyback

Capital repayment + reverse stock-split

This synthetic share buyback will occur once only and requires 5 subsequent changes to the Articles of Association, all taking place on the same day:

Step 1

• Creation of special ”for share shares class of “M customer shares

• Conversion of newly issued shares into M shares

• M shares will not participate in Synthetic Share Buyback

Step 2

• An amount equal to the amount received for newly reserve” to “Share capital”

• Result: increase of nominal value per existing share

Step 3

• Reduction of “Share capital” by same amount as

• Difference is paid out in cash to existing shareholders

• Result: decrease of nominal value per existing share (back to original amount)

Step 4

• Reverse stock-split to reduce number of outstanding existing shares by the number of newly issued shares

Step 5

• M shares are converted back into ordinary shares

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Example:

• Assume 25% of new shares are issued at € 39.91

• This means a 3 for 4 stock-split and a capital repayment of € 9.98 per share (see table next slide)

• A shareholder owning 4 shares before the transaction, will own 3 shares plus € 39.92 in cash after the transaction.

Slide 20 |

Capital repayment per share and stock-split ratio

at various percentages of total new shares issued

Issuance Price is € Share Issuance 15% 20% 25% Stock-Split ratio 17 for 20 4 for 5 3 for 4 Cash return per share € 5.99 € 7.98 € 9.98

• Assumes a purchase price for all investments of € 39.91 per share, the price at which Intel will acquire shares. The price at which other customers will acquire shares will not be lower than this price.

• The ratio for the reverse stock-split and the amount to be paid will be set when the subscription period for other customers has ended

• For any other percentage between 15 and 25% of total new shares issued the stock-split ratio will be determined

• Minimum € 5.99 per share will be paid, subject to shareholder approval

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Synthetic Share Buyback – indicative timeline

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Summary

• Customer co-investment program aims to accelerate innovation through long-term strategic partnerships with key customers that benefits customers, employees and shareholders

• Closer collaboration and risk sharing among industry leaders will allow for better coordination of technology roadmaps and times to market

• Significant long-term contribution to R&D funding and customer commitment will allow ASML to pursue aggressive execution of both EUV and 450mm programs simultaneously

• Higher revenue and profitability potential due to accelerated development of new generation tools

• Share dilution to existing shareholders eliminated on a net basis through synthetic share buy back

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AHML